Via EDGAR Transmission

April 1, 2011

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:           Owens Mortgage Investment Fund, a California Limited Partnership:
Registration Statement on Form S-11

Dear Sir or Madam:

Owens Financial Group, Inc., the general partner of the above-referenced registrant, is herewith filing a Registration Statement on Form S-11, with respect to the sale of 80,043,274 units of the registrant’s limited partnership interests.

This Registration Statement is filed as required by Rule 415(a)(5) under the Securities Act of 1933, as amended, and includes unsold limited partnership units covered by the registrant’s previous Registration Statement on Form S-11, most recently under file number 333-150248, which was declared effective on April 30, 2008, and for which annual post-effective amendments were declared effective in April 2009 and April 2010. The units to be registered under the Registration Statement filed herewith are the remaining unsold units covered by that most recent registration statement.

We respectfully request the Commission’s assistance in obtaining effectiveness of this Registration Statement as soon as possible and not later than Friday, April 29, 2011.  We will provide you with our request for acceleration as soon as we are advised by you that such a request is appropriate.  Please call our counsel, Steve Harmon, at (925) 979-3332 regarding this matter at your earliest convenience.  Thank you.

Sincerely,

OWENS FINANCIAL GROUP, INC.

By:   /s/ William C. Owens
        William C. Owens, President

cc:           Steven R. Harmon, Morgan Miller Blair, a Law Corporation